FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES MANAGEMENT CHANGES

Calgary, Alberta – Tuesday, November 14, 2006 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced a comprehensive change to its business plan.  As part of this refocus, JED’s Board of Directors have today accepted the resignations of President, Al Williams, and CFO, David Ho.  James Rundell has been named President.  Mr. Rundell has been involved in JED since its inception and served as JED’s Drilling Manager since June, 2005.  He has over 30 years of experience in the oil and gas industry mostly with respect to drilling.  The Company is searching for a new CFO.

Other plans include further staff layoffs, sale of JED’s interest in a company airplane, reduction in office space, relocation of its offices to less expensive space, and reducing the need for or finding lower cost alternatives for third party services.  All alternatives to sustain and develop the Company’s resources and maximize shareholder value will be explored.  “By reducing  staff and other expenses and operating with a small, core group of dedicated and hard-working employees, we can increase efficiency and return to a low cost mode and turn JED into a significant oil and gas enterprise,” said CEO Tom Jacobsen. “We will diligently manage and optimize our existing assets and maintain all the required disclosure and regulatory filings in a timely and accurate manner while searching for additional opportunities to enhance the value of our Company.”

“JED’s Board of Directors has every confidence that Tom is the right person to lead JED’s recovery effort,” stated Reg Greenslade, who remains non-executive Chairman of the Board.

Conference Call

JED Oil will host a conference call on Wednesday, November 15 at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss the third quarter results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period.  This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman (403) 213-2507

Linda Latman (212) 836-9609

Marcia Johnston, General Counsel

Lena Cati (212) 836-9611

(403) 444-4413

www.theequitygroup.com

www.jedoil.com